

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2010

Via U.S. Mail

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

>   **Re: VR Holdings, Inc.**
>   **Amendment No. 5 to Form S-1**
>   **Filed November 12, 2010**
>   **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated November 4, 2010. We view the offering of shares by the selling shareholders as an indirect primary offering of securities by the company that is designed to create a market in a shell company. As such, please revise to fix the offering price for the entire duration of the offering (not just until the shares are quoted on the Over-the-Counter Bulletin Board). Also disclose that each selling shareholder is (not "may be") an underwriter.

2.   Furthermore, we view the claimants to whom you are offering shares to be underwriters, as the company is receiving no or minimal value for the shares it is issuing to the claimants and the purpose of the offering is to create a market in a shell company. Therefore, also disclose that each claimant is (not "may be") an underwriter.

3.   Also, due to the fact that the company is a shell company, please disclose each purchaser of the shares in the offering will either have to resell their shares through a registration statement under the Securities Act of 1933, Section 4(1) of the Securities Act, if available for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

4.   We note your response to comment two from our letter dated November 4, 2010. It appears that your language is not in the prospectus. Please revise accordingly or point to the exact page. Also revise the second risk factor on page 15. Further, we note your response that you have the right to petition for leave to appeal the decision to the Illinois Supreme Court. Confirm that this statement means that you must ask the Illinois Supreme Court for permission to appeal the decision of Court of Appeals and, if so, present this statement in plain English.

5.   We note your response to comment three from our letter dated November 4, 2010. We understand that The Cancer Foundation did not have standing to pursue the breach of contract claim and, with respect to the Illinois litigation, there is no basis for asserting The Cancer Foundation has a claim against the defendants. Please tell us whether you believe The Cancer Foundation has a claim in tort or other cause of action and whether it intends to file any other causes of actions arising out of the failed donation from VR Holdings.

        Further, the last paragraph of page 25 still states "The Cancer Foundation determined that it was in the best interests of the foundation to exchange it[s] claim against the lender group for shares of VR Holdings and is therefore part of the VR Holdings law suit." Revise this disclosure and other places to be consistent with your response that The Cancer Foundation has no claim and is not part of the Illinois litigation other than providing funds.

Selling Stockholders, page 54

6.   We note your response to comment 12 from our letter dated November 4, 2010 and that The Cancer Foundation gifted shares to various donees who, as you state, requested the shares to be registered for resale. With your next response letter, supplementally provide us with the written confirmation you have received from each donee that it has received shares in your company, that it requested registration, and that it is aware that you are registering its shares and it is being named as a selling shareholder in the registration statement.

Financial Statements, page F-1

7.   The financial statements should be updated pursuant to Rule 8-08 of Regulation S-X.

John E. Baker
VR Holdings, Inc.
November 22, 2010
Page 3

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 713-456-2509
        Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm